Exhibit 99.1

Ascentage Pharma Announces Global Registrational Phase III Study of
Olverembatinib in First-Line Treatment of Ph+ ALL Cleared by US FDA and EMA

ROCKVILLE, Md. and SUZHOU, China, December 4, 2025— Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it has received clearance from the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA) to conduct a global registrational Phase III study (POLARIS-1; NCT06051409) of its compound under investigation, olverembatinib, in combination with chemotherapy for the treatment of newly diagnosed patients with Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL). As the second global registrational Phase III study of olverembatinib that has been cleared by regulators in the US and Europe, the POLARIS-1 study is simultaneously enrolling patients across trial centers in multiple countries in order to accelerate olverembatinib’s path to registration worldwide, particularly in the US and European markets.

The POLARIS-1 trial is a global, multicenter, randomized controlled, open-label Phase III study designed to evaluate the efficacy and safety of olverembatinib in combination with chemotherapy in newly diagnosed patients with Ph+ ALL. The POLARIS-1 study was also initiated in China after it was cleared by the China Center for Drug Evaluation (CDE) in 2023.

The POLARIS-1 study is set to release its first dataset at the upcoming 2025 American Society of Hematology (ASH) Annual Meeting. Data disclosed in the ASH 2025 abstract showed that among treatment-naïve patients with Ph+ ALL who received olverembatinib in combination with low-intensity chemotherapy, the minimal residual disease (MRD) negativity rate and the molecular MRD-negative complete response (CR) rate at the end of three treatment cycles both reached approximately 65%, which significantly improved the efficacy reported for other drugs in the same class. Notably, the combination regimen also demonstrated favorable clinical benefit in patients with certain high-risk subtypes such as those harboring the IKZF1plus mutation. In addition, the combination regimen demonstrated a favorable safety profile, with a low incidence of adverse events which were mostly manageable.

Accounting for 20%-30% of all ALL cases in adults, Ph+ ALL is commonly associated with a disproportionately high incidence in the elderly population, a high relapse rate, short disease-free survival, and poor prognosis. Prior to the introduction of tyrosine kinase inhibitors (TKIs), chemotherapy-only treatment delivered a five-year overall survival (OS) rate of less than 20%. The clinical adoption of TKIs has resulted in a new clinical paradigm for patients with Ph+ ALL. However, first- and second-generation TKIs have considerable limitations in the treatment of Ph+ ALL.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “Clearances from the U.S. FDA and the EMA for this global registrational Phase III study mark a significant step forward in the global development of olverembatinib in Ph+ ALL. Fulfilling our mission of addressing unmet clinical needs in China and around the world, we will press ahead with the clinical development of olverembatinib in Ph+ ALL and strive to bring a new treatment option to patients around the world as soon as possible.”

Developed by Ascentage Pharma, olverembatinib is an orally administered, third-generation TKI and the first China-approved third-generation BCR-ABL inhibitor, currently being jointly commercialized in China by Ascentage Pharma and Innovent Biologics. Olverembatinib has already been approved in China in multiple indications in drug-resistant chronic myeloid leukemia (CML) and all of the approved indications are now covered by the China National Reimbursement Drug List (NRDL). Being developed for the treatment of Ph+ ALL, olverembatinib has received consecutive recommendations in the Chinese Society of Clinical Oncology (CSCO) Guidelines for the Diagnosis and Treatment of Hematologic Malignancies and a Breakthrough Therapy Designation by the China CDE.

On June 14, 2024, Ascentage signed an exclusive option agreement to enter into an exclusive license agreement with Takeda for olverembatinib. In the event that Takeda exercises the option, Takeda would license the global rights to develop and commercialize olverembatinib in all territories outside of, among others, mainland China, Hong Kong, Macau, and Taiwan, China.

* Olverembatinib is currently under investigation and has not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting a US FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the US FDA-cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the US FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Stella Yang

Ascentage Pharma

Stella.Yang@ascentage.com

+1 (301) 792-6286

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 866-4012

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